Sc 3/6/03

SECURITIE[...]SSION

03014145

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Argent Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 East Reynolds Drive
(No. and Street)

Ruston	Louisiana	71270
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Jones 318-251-4646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Heard, McElroy & Vestal, LLP
(Name – *if individual, state last, first, middle name*)

333 Texas Street, 15th Floor	Shreveport	Louisiana	71101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ARGENT INVESTMENT SERVICES

RUSTON, LOUISIANA

DECEMBER 31, 2002 AND 2001

OATH OR AFFIRMATION

I, Michael R. Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Argent Investment Services, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

President

Title

[signature]

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARGENT INVESTMENT SERVICES

RUSTON, LOUISIANA

TABLE OF CONTENTS

ARGENT INVESTMENT SERVICES

SEC FILE NUMBER

8-41897

Financial Statements and Supplementary Information and Independent Auditor's Report for the year ended December 31, 2002.

Supplementary Report on Internal Control Structure for the year ended December 31, 2002.

Filed as a public document in accordance with Rule 17-a5e(3) under the Securities and Exchange Act of 1933.

HEARD
McELROY
& VESTAL
LLP
CERTIFIED PUBLIC ACCOUNTANTS

333 TEXAS STREET
15TH FLOOR
SHREVEPORT, LA 71101
318 429-1525
318 429-2070 FAX
POST OFFICE BOX 1607
SHREVEPORT, LA
71165-1607

February 7, 2003

To the Board of Directors
Argent Investment Services
Ruston, Louisiana

Independent Auditor's Report on the Financial Statements
and Supplementary Information

We have audited the accompanying statements of financial condition of Argent Investment Services (a wholly-owned subsidiary of Argent Financial Group, Inc.), as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors, for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Argent Investment Services as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Heard, McElroy & Vestal, LLP
Shreveport, Louisiana

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT • BOSSIER CITY • MONROE
hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

ARGENT INVESTMENT SERVICES

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
Cash	457,542	236,550
Cash clearing deposit account	15,181	15,046
Commissions receivable	115,265	182,846
Accounts receivable-employees	1,645	-
Accounts receivable-parent	13,000	1,000
Arbitration receivable-Note 8	92,511	-
Investments	18,900	18,900
Deferred settlement costs-Note 8	269,400	-
Other assets	3,667	17,579
Total assets	987,111	471,921
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	153,561	130,034
Dividends payable	-	85,000
Payable to parent	-	37,012
Payable to related party	24,495	-
Income taxes payable-parent	-	5,000
Contingent liabilities-Note 8	269,400	-
Total liabilities	447,456	257,046
Stockholder's equity:		
Common stock, par value $250 per share; 500 shares authorized; 460 shares issued and outstanding	115,000	115,000
Contributed capital	250,000	-
Retained earnings	174,655	99,875
Total stockholders' equity	539,655	214,875
Total liabilities and stockholder's equity	987,111	471,921

See Notes to Financial Statements

ARGENT INVESTMENT SERVICES

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Commissions	2,462,715	1,902,513
Expenses:		
Salaries and employee benefits	1,239,529	1,098,081
Incentive pool	10,650	6,000
Production incentives	133,933	74,665
Occupancy and equipment	81,058	118,468
Telephone	27,078	33,706
Books and subscriptions	45,179	47,236
Professional fees	63,873	37,991
Depreciation and amortization	-	12,292
Insurance	14,505	18,025
Management fee	125,465	-
Marketing expense	11,115	10,977
Office and postage	24,564	30,362
Travel and entertainment	8,853	8,616
Other operating and general and administrative expenses	512,829	318,259
Overhead allocation from parent	65,391	62,867
Total expenses	2,364,022	1,877,545
Operating income	98,693	24,968
Other income:		
Interest income	2,227	8,334
Income before income taxes	100,920	33,302
Income taxes	26,140	6,200
Net income	74,780	27,102

See Notes to Financial Statements

ARGENT INVESTMENT SERVICES

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2002 AND 2001

	Contributed Capital	Common Stock	Retained Earnings
Balance-December 31, 2000	-	115,000	188,840
Net income	-	-	27,102
Dividends paid	-	-	(116,067)
Balance-December 31, 2001	-	115,000	99,875
Net income	-	-	74,780
Contributed capital from parent	250,000	-	-
Dividends paid	-	-	-
Balance-December 31, 2002	250,000	115,000	174,655

See Notes to Financial Statements

ARGENT INVESTMENT SERVICES

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income	74,780	27,102
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization	-	12,292
Changes in operating assets and liabilities:		
(Increase) decrease in commissions receivable	67,581	(41,462)
(Increase) in arbitration receivable	(92,511)	-
Decrease in other assets	13,912	7,940
Increase (decrease) in accounts payable and accrued expenses	23,527	(62,813)
Increase (decrease) in income taxes payable-parent	(5,000)	42,012
Net cash provided (used) by operating activities	82,289	(14,929)
Cash flows from investing activities:		
Proceeds-sale of AFS investment	-	21,978
(Increase) decrease in accounts receivable-employee	(1,645)	37,929
(Increase) decrease in accounts receivable-related party	(12,000)	512
(Decrease) in accounts payable-related party	(37,012)	-
(Increase) decrease in cash clearing deposit account	(135)	636
Net cash provided (used) in investing activities	(50,792)	61,055
Cash flows from financing activities:		
Contributed capital from parent	250,000	-
Advances from affiliates	24,495	-
(Decrease) in notes payable	-	(35,029)
Dividends paid	(85,000)	-
Net cash provided (used) by financing activities	189,495	(35,029)
Net increase in cash	220,992	11,097
Cash-beginning of year	236,550	225,453
Cash-end of year	457,542	236,550
Cash paid: Income taxes	-	-
Interest	6,503	2,739

See Notes to Financial Statements

ARGENT INVESTMENT SERVICES

STATEMENTS OF CHANGES IN LIABILITIES

YEARS ENDED DECEMBER 31, 2002 AND 2001

Subordinated to Claims of General Creditors

Subordinated liabilities	None

See Notes to Financial Statements

ARGENT INVESTMENT SERVICES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1. Organization and Significant Accounting Policies

Organization. Argent Investment Services (the Company) (formerly TCL Securities, Inc.), a wholly-owned subsidiary of Argent Financial Group, Inc., was formed on July 31, 1987 and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company clears all of its trades through another broker on a fully disclosed basis. For this service, the broker receives a percentage of the commissions on each transaction. The Company changed its name in early 2001 to Argent Investment Services.

Customers' Transactions. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Cash Equivalents. The Company considers all debt instruments purchased with a maturity of three months or less to be cash equivalents.

Organizational Costs. Corporate organizational costs are being amortized over five years on a straight-line basis.

Depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of four to seven years.

Cash Clearing Deposit Account. The Company was required to maintain a $15,181 balance with its clearing broker. These funds are not considered cash equivalents. The funds were not restricted as to their withdrawal.

Estimates. Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Such estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingencies and litigation arising in the ordinary course of business. It is possible that Management's estimates will change in the near term.

Advertising Expense. Advertising cost is expensed as incurred. Advertising expense for 2002 and 2001 was $5,367 and $5,600, respectively.

2. Regulatory Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(iv)). Under the Uniform Net Capital Rule, a broker-dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Rule, of $50,000. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2002, the Company had net capital of $144,565, which was $94,565 more than its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2002 was 3.10 to 1.

3. Income Taxes

The Company joins with its parent in the filing of a consolidated federal income tax return. The Company pays the parent its proportionate share of income taxes based upon its share of federal and state income taxes. A reconciliation of federal income tax at statutory tax rates and actual is provided below:

	2002	2001
Tax at statutory rate	34.0%	34.0%
State taxes, net of federal tax benefit	4.1%	3.5%
Lower effective rates (surtax exemptions)	(12.2%)	(18.9%)
Income tax rate incurred	25.9%	18.6%

Income taxes are detailed below for 2002 and 2001:

Federal income taxes (due to parent)	22,000	5,000
State income taxes	4,140	1,200
Total income taxes	26,140	6,200

4. Related Party Transactions

The Company pays rent to a related party for space occupied by it in the facility rented by the related party. The Company paid $16,000 and $54,625 for rent in 2002 and 2001. The Company also rents two branch locations from employees and a shareholder of a related party. The Company paid rent to the individuals in the amount of $16,000 and $15,400 in 2002 and 2001, respectively. The rent on the above two locations is on a month to month basis. The Company paid a related party various general overhead allocated to it in 2002 and 2001 totaling $65,391 and $62,867, respectively. As of December 31, 2002 and 2001, $24,495 and $37,012 was due in regard to these overhead charges.

5. Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of investors. The transactions are executed with and on behalf of banks, financial institutions and other brokers and dealers. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy his obligation to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that Argent Investment Services is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned requirements and the clearing broker's internal guidelines. Argent Investment Services monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

6. Pension Plan and Incentive Pay

The Company has a 401(k) type pension plan which covers substantially all employees. Under the plan, employees may elect to defer up to 15% of their salary. The Company may make a discretionary match as well as a discretionary contribution. No contribution was made for the years ended December 31, 2002 and 2001. The Company also has various incentive pay plans. Under those plans, the Company paid $144,583 and $80,665 for achieving certain levels of profit to certain managers and officers during the years ended December 31, 2002 and 2001, respectively.

7. Investments

The Company's securities are classified as available for sale (AFS) securities and valued at fair market value (FMV). The adjustment to record unrealized gains/(losses) are reflected in stockholders' equity. There was no adjustment in 2002 or 2001. Investments at FMV are as follows:

	2002	2001
NASDAQ Stock Market, Inc., 1,500 shares common stock	18,900	18,900

8. Contingencies/Litigation

The Company is involved in three claims involving a former employee. Argent Investment Services carries fidelity and bonding insurance which protects the Company in the event of such claims. Certain expenses paid by the Company in 2002 related to two of these cases are expected to be reimbursed by insurance (less a $25,000 retention per case) and have been recorded in arbitration receivable at December 31, 2002. Deferred settlement costs include an estimate of the loss related to an arbitration claim filed by a former customer. These expenses are also expected to be covered by insurance. The Company has set up a contingent liability equal to the deferred settlement costs as these expenses have not yet been paid.

9. Subsequent Events

In an effort to streamline operations and strengthen the Company's financial position, the brokerage operations of the Company have been transferred to SAMCO Financial Services effective January 1, 2003. Argent Investment Services, Inc. (AIS) filed a Form BDW with the NASD withdrawing Argent Investment Services as a broker and dealer in securities. AIS was notified of receipt of the filing by the NASD on December 30, 2002. Also effective January 1, 2003, Argent Investment Services was consolidated with Argent Advisors (a wholly-owned subsidiary of Argent Financial Group, Inc.) creating one 'producer' group, owned by Argent Financial Group, Inc., operating as Argent Advisors, Inc.

SUPPLEMENTARY INFORMATION

ARGENT INVESTMENT SERVICES

SCHEDULE 1 - COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002 AND 2001

	2002	2001
Net capital:		
Stockholders' equity	539,655	214,875
Less nonallowable assets:		
Cash	(750)	(750)
Accounts receivable	(81,866)	(37,706)
Deferred settlement cost	(269,400)	-
Commissions receivable in excess of 30 days	(5,558)	-
Receivables from employees	(1,645)	-
Receivables from affiliates	(13,000)	(1,000)
Other assets	(3,667)	(17,579)
Haircut on money market account (2%) and investments (7% and 100%)	(19,204)	(21,273)
Net capital after haircut	144,565	136,567
Net capital requirement - $50,000	50,000	50,000
Excess capital	94,565	86,567
Aggregate indebtedness:		
Payables and accrued expenses	178,056	257,046
Ratio: Aggregate indebtedness to net capital	3.10 to 1	1.88 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1(iv) as of December 31, 2002, filed by the Company with the Securities Exchange Commission in January 2003.

See Auditor's Report

ARGENT INVESTMENT SERVICES

SCHEDULE 2 - COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS UNDER EXHIBIT A, RULE 15c3-3

DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of the Rule.

See Auditor's Report

HEARD
McELROY
& VESTAL
LLP
CERTIFIED PUBLIC ACCOUNTANTS

333 TEXAS STREET
15TH FLOOR
SHREVEPORT, LA 71101
318 429-1525
318 429-2070 FAX
POST OFFICE BOX 1607
SHREVEPORT, LA
71165-1607

February 7, 2003

To the Board of Directors
Argent Investment Services
Ruston, Louisiana

Exhibit 1 - Independent Auditor's Report on Internal Control Structure
Required by SEC Rule 17a-5

We have audited the financial statements of Argent Investment Services, for the year ended December 31, 2002, and have issued our report thereon dated February 7, 2003. In planning and performing our audit, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Argent Investment Services that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

HMV
A PROFESSIONAL SERVICES FIRM
SHREVEPORT • BOSSIER CITY • MONROE
hmv@hmvcpa.com E-MAIL
www.hmvcpa.com WEB ADDRESS

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Due to the nature of its business, the Company is exempt from SEC Rule 15c3-3. At December 31, 2002, the Company was in compliance with the conditions of the exemption from SEC Rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been compiled with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5g under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Heard, McElroy & Vestal, LLP

Shreveport, Louisiana